UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Celsion Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

15117N503

(CUSIP Number)

July 6, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117N503

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 712,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 645,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,500 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 15117N503

1.	Names of Reporting Persons. Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 712,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 645,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,500 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 15117N503

1.	Names of Reporting Persons. Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 712,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 645,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,500 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a) Name of Issuer

Celsion Corporation (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

997 Lenox Drive, Suite 100

Lawrenceville, New Jersey 08648-2311

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d) Title of Class of Securities

Common stock, $0.01 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

15117N503

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i)       Immediately following the execution of the Securities Purchase Agreement with the Issuer on July 6, 2017 (the “SPA”) (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 6, 2017), each of the Reporting Persons may be deemed to have beneficial ownership of 656,443 shares of Common Stock, which consists of (i) 645,000 shares of Common Stock that was to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (ii) 11,443 shares of Common Stock issuable upon exercise of a warrant that was to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (“Intracoastal Warrant 1”), and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 5,914,560 shares of Common Stock outstanding as of July 6, 2017 as reported by the Issuer, plus (2) 645,000 shares of Common Stock that were to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (3) 11,443 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 633,557 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock, (II) 645,000 shares of Common Stock issuable upon exercise of a second warrant that was to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (“Intracoastal Warrant 2”) because Intracoastal Warrant 2 is not exercisable until December 22, 2017 (and Intracoastal Warrant 2 also contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock), (III) 2,425 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”) because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, of more than 4.99% of the Common Stock. Without such blocker provisions (and assuming Intracoastal Warrant 2 was currently exercisable), each of the Reporting Persons may have been deemed to have beneficial ownership of 1,937,425 shares of Common Stock.

(ii)       As of close of business on July 14, 2017, each of the Reporting Persons may have been deemed to have beneficial ownership of 712,500 shares of Common Stock, which consisted of (i) 67,500 shares of Common Stock held by Intracoastal and (ii) 645,000 shares of Common Stock issuable upon exercise of the Intracoastal Warrant 1, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 8.3% of the Common Stock, based on (1) 5,914,560 shares of Common Stock outstanding as of July 6, 2017 as reported by the Issuer, plus (2) 2,050,000 shares of Common Stock in the aggregate issued at the closing of the transaction contemplated by the SPA and (3) 645,000 shares of Common Stock issuable upon exercise of the Intracoastal Warrant 1. The foregoing excludes (I) 645,000 shares of Common Stock issuable upon exercise of the Intracoastal Warrant 2 because Intracoastal Warrant 2 is not exercisable until December 22, 2017 (and Intracoastal Warrant 2 also contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock) and (II) 2,425 shares of Common Stock issuable upon exercise of the Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, of more than 4.99% of the Common Stock. Without such blocker provisions (and assuming Intracoastal Warrant 2 was currently exercisable), each of the Reporting Persons may have been deemed to have beneficial ownership of 1,359,925 shares of Common Stock.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote: 0.

(2) Shared power to vote or to direct the vote: 712,500.

(3) Sole power to dispose or to direct the disposition of 0.

(4) Shared power to dispose or to direct the disposition of 645,000.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2017

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

	By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: July 14, 2017

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

	By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager